

Can Monkey, LLC.
(the "Company")
An Arizona Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Can Monkey, LLC Management

We have reviewed the accompanying financial statements of Can Monkey, LLC (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter..

RNB Capital LLC

Tamarac, FL
September 12, 2025

CAN MONKEY, LLC
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	140,579	93,616
Accounts Receivable		197,725	103,467
Other Current Assets		-	-
Total Current Assets		338,304	197,084
Non-Current Assets:			
Fixed Assets - net	$	6,284	17,538
Intangible Assets - net		429,699	338,144
ROU Asset		200,858	144,653
Other Assets		14,766	14,766
Total Non-Current Assets		651,607	515,101
TOTAL ASSETS	$	989,911	712,185
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	-	23,454
Credit Cards Payable		94,939	43,777
Notes Payable - ST		-	36,813
Short Term Lease Liability		64,328	60,205
Other Current Liabilities		-	-
Total Current Liabilities	$	159,267	164,249
Non-Current Liabilities:			
Convertible Notes	$	550,000	550,000
Long Term Lease Liability		33,860	98,188
Total Non-Current Liabilities	$	583,860	648,188
TOTAL LIABILITIES		743,127	812,437
EQUITY			
Member's Equity	$	529,472	329,472
SAFE Notes		100,000	-
Accumulated Deficit		(382,688)	(429,724)
TOTAL EQUITY	$	246,784	(100,252)
TOTAL LIABILITIES AND EQUITY	$	989,911	712,185

See Accompanying Notes to these Unaudited Financial Statements

CAN MONKEY, LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Sales	$	3,025,030	2,460,128
Cost of Goods Sold		(1,851,245)	(1,595,610)
Gross Profit	$	1,173,785	864,518
Operating Expenses			
Contractors	$	129,191	190,110
Payroll		621,140	456,150
Advertising & Marketing		69,988	56,443
Legal & Professional		34,395	14,422
Rent & Lease		-	-
Operating Lease Expense		60,618	50,515
General & Administrative		270,849	173,132
Depreciation Expense		13,003	15,963
Amortization Expense		-	1,177
Total Operating Expenses		1,199,184	957,912
Total Loss from Operations	$	(25,398)	(93,395)
Other Income (Expense)			
Interest Income	$	2	5
Interest Expense		(20,575)	(11,334)
Total Other Income (Expense)		(20,572)	(11,330)
Net Income (Loss)	$	(45,971)	(104,724)

See Accompanying Notes to these Unaudited Financial Statements

CAN MONKEY, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

| | Members' Capital | | SAFE Note | Retained Earnings | Total Members' Equity |
	Units	$ Amount		(Deficit)	
Beginning balance at 1/1/23	-	370,098	-	(345,159)	24,939
Contribution	-	-	-	-	-
Distribution	-	(40,626)	-	-	(40,626)
Prior Period Adjustment	-	-	-	20,159	20,159
Net income (loss)	-	-	-	(104,724)	(104,724)
Ending balance at 12/31/23	-	329,472		(429,724)	(100,252)
SAFE	-	-	100,000	-	100,000
Contribution	-	200,000	-	-	200,000
Distribution	-	-	-	93,007	93,007
Net income (loss)	-	-	-	(45,971)	(45,971)
Ending balance at 12/31/24	-	529,472	100,000	(382,688)	246,784

See Accompanying Notes to these Unaudited Financial Statements

CAN MONKEY, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(45,971)	(104,724)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		13,003	15,963
Amortization Expense		-	1,177
Accounts Receivable		(94,258)	5,216
ROU Asset		(56,205)	(144,653)
Other Assets		-	1,709
Other Current Assets		-	30,713
Accounts Payable		(23,454)	23,454
Credit Cards Payable		51,162	20,541
Notes Payable - ST		(36,813)	36,813
Short Term Lease Liability		4,123	60,205
Long Term Lease Liability		(64,328)	98,188
Other Current Liabilities		-	(78,314)
Prior Period Adjustment		-	20,159
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(206,769)	91,171
Net Cash used in Operating Activities	$	(252,739)	(13,553)
INVESTING ACTIVITIES			
Fixed Assets - net	$	(1,750)	(7,696)
Intangible Assets - net		(91,554)	(168,770)
Net Cash provided by (used in) Investing Activities	$	(93,304)	(176,466)
FINANCING ACTIVITIES			
Convertible Notes	$	-	100,000
Member's Equity		200,000	(40,626)
SAFE Notes		100,000	-
Distribution		93,007	-
Net Cash used in Financing Activities	$	393,007	59,374
Cash at the beginning of period		93,616	224,262
Net Cash increase (decrease) for period	$	46,963	(130,645)
Cash at end of period	$	140,579	93,616

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest		20,575	11,334

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Can Monkey, LLC ("the Company") was formed in Arizona on October 11th, 2017. The Company plans to earn revenue using an app-enabled trash-can handling platform enabling customers to make use of their waste removal services on demand. The Company's headquarters is in Scottsdale, Arizona. The Company's customers will be located in the United States.

Reorganization under Common Control

Can Monkey LLC is a wholly owned subsidiary of MNKY Group Inc., a non-operating holding company. The financial statements presented in this report reflect the operations and financial position of Can Monkey LLC exclusively, and are not consolidated with those of MNKY Group Inc.
MNKY Group Inc. is expected to be the issuing entity for the SAFE offering referenced in the engagement, but it does not currently have operating activity of its own.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the last two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Can Monkey, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

Basis of Consolidation

Can Monkey LLC is a wholly owned subsidiary of MNKY Group Inc., a non-operating holding company. The financial statements presented in this report reflect the operations and financial position of Can Monkey LLC exclusively, and are not consolidated with those of MNKY Group Inc.

MNKY Group Inc. is expected to be the issuing entity for the SAFE offering referenced in the engagement, but it does not currently have operating activity of its own.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $140,579 and $93,616 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit on a 30-day basis to its customers. No individual customer accounted for more than 10% of outstanding receivables as of the balance sheet date. Management believes the allowance for doubtful accounts is adequate to absorb potential losses.

Components of Accounts Receivable

Description	2024	2023
Trade Accounts Receivable	197,725	103,467
Less: Allowance for Doubtful Accounts	-	-
Totals	**197,725**	**103,467**

Credit Policies and Concentrations

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Computer Equipment	7	5,113	5,113
Vehicles	5	56,864	56,864
Leasehold Improvements	39	9,738	9,738
Furniture & Fixtures	7	10,359	10,359
Other Office Equipment	5	1,750	-
Less Accumulated Depreciation		(77,540)	(64,536)
Totals		**6,284**	**17,538**

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred.

As of December 31, 2024 and December 31, 2023, the Company has capitalized costs related to the development of internal-use software in the amount of $429,699 and $338,144, respectively. These costs are included within Intangible Assets – net on the accompanying balance sheet.

The capitalized software development costs are not yet available for their intended use; therefore, amortization has not commenced as of December 31, 2024. Once the software is placed into service, the Company will amortize these costs on a straight-line basis over the estimated useful life.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a monthly subscription service via its app for weekly waste disposal services. The Company's payments are generally collected within thirty (30) days from when the service was performed. The Company's primary performance obligation is to maintain an uninterrupted schedule, ensuring that customers' disposables are collected and removed on time and on a reliable basis. The company delivers instantly on its performance obligations.

The Company also generates revenues via an on demand waste removal service. This differs from the main subscription model by enabling customers to make one-off requests for garbage removal outside of the usual weekly schedule. The Company's payments are generally collected within seven (7) days from when the service was performed. The Company's primary performance obligation is to ensure that it can perform these requests within two (2) days of the customers' requests.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of costs associated with accounting, finance, insurance, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company accepted an investment of $9,000.00 from Pool Monkey, LLC, which is a non-operating related entity.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On February 21, 2023, the Company entered into a lease agreement with Tempe 526 S Mill Ave LLC for a 1,659-square-foot property located in Tempe, AZ. The lease originally had a term of 40 months, commencing on March 15, 2023

	2024	2023
Lease expense		
Finance lease expense		
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	60,618	50,515
Variable lease expense	-	-
Total	60,618	50,515
Other Information		
Operating cash flows from operating leases	64,618	36,775
ROU assets obtained in exchange for new operating lease liabilities	0	189,970
Weighted-average remaining lease term in years for finance leases	-	-
Weighted-average remaining lease term in years for operating leases	1.5	2.5
Weighted-average discount rate for finance leases	-	-
Weighted-average discount rate for operating leases	3.51%	3.51%

Maturity Analysis		Operating	Operating
	2024-12	-	64,618.10
	2025-12	66,556.62	66,556.62
	2026-12	34,109.44	34,109.44
Thereafter		-	-
Total undiscounted cash flows		100,666	165,284
Less: present value discount		(2,478)	(6,891)
Total lease liabilities		98,188	158,394

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into a single convertible note agreement for the purpose of funding operations. The interest on the note was 10%. The amounts are to be repaid at the demand of the holder. If not fully repaid by that time, the interest rate will be the lesser of two options; the base interest rate with an additional three percent (3%) added or the highest interest rate permitted by law. The notes are convertible into shares of the Company's member stock.

Simple Agreements for Future Equity (SAFE) - On November 30, 2023, the Company entered into a single SAFE agreement (Simple Agreement for Future Equity).. The SAFE agreements have no maturity date. It does however have an interest rate of 10%. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at a 80% discount.

Can Monkey, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

NOTE 6 – EQUITY

The Company is fully owned by its parent company, MNKY Group Inc. MNKY Group Inc. has 2,615,745 common shares issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 12, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

Management has evaluated subsequent collections on significant outstanding receivables through September 8, 2025, and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.